REQUEST FOR FINANCIAL STATEMENTS

HIGH TIDE INC.

FISCAL YEAR 2024

In accordance with National Instrument 51-102 - Continuous Disclosure Obligations, registered and beneficial shareholder may elect annually to receive interim (quarterly) financial statements and corresponding management discussion and analysis ("MD&A") and/or annual financial statements and MD&A.

IF THIS IS AN ADDRESS CHANGE, PLEASE CHECK THE BOX AND PROVIDE YOUR NEW ADDRESS BELOW.
New address:
PLEASE SEND ME THE FOLLOWING:
Annual Financial Statements with MD&A	Interim Financial Statements with MD&A
SHAREHOLDER REGISTRATION (PLEASE PRINT)
Name:	Street Address:
City:	Prov/State:	Postal/Zip Code:
Country:	Email Address:

If you wish to receive these documents by mail or email, please return this completed form to AGM Connect in the envelope provided or by email to support@agmconnect.com.

Rather than receiving financial statements by mail, you may choose to view these documents on the SEDAR+ website at www.sedarplus.ca.

I HEREBY CERTIFY that I am a registered and/or beneficial holder of the Corporation, and as such, request that my name be placed on the Corporation’s Mailing List in respect to its annual and/or interim financial statements and the corresponding MD&A for the current financial year.

________________________________________ ____________________________ Signed Dated

* By providing an e-mail address, you are consenting to the delivery of Corporation information and financial reports in PDF electronic format to the provided e-mail address. In the event that the electronic delivery fails, the documents will be sent by ordinary mail. In order to remove yourself from this list at any time (either email or ordinary mail) please send your written request to support@agmconnect.com.